Exhibit 107
Calculation of Filing Fee Tables
424(b)(5)
(Form Type)
Laboratory Corporation of America Holdings
Labcorp Holdings Inc.
(Exact Name of Registrant as Specified in its Charter)
Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee (1)

Fees to Be Paid	Debt	4.350% Senior Notes due 2030	457(r)	$650,000,000	99.931%	$649,551,500	0.00014760	$95,873.80
	Debt	4.550% Senior Notes due 2032	457(r)	$500,000,000	99.608%	$498,040,000	0.00014760	$73,510.70
	Debt	4.800% Senior Notes due 2034	457(r)	$850,000,000	99.755%	$847,917,500	0.00014760	$125,152.62

	Total Offering Amounts					$1,995,509,000		$294,537.13

	Total Fees Previously Paid

	Total Fee Offsets

	Net Fee Due							$294,537.13
(1) The filing fee is calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.